November 11, 2009

VIA EDGAR AND FACSIMILE

Parker Morrill
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3561
100 F Street, NE
Washington, DC 20549

Re:	Peet’s Coffee & Tea, Inc. (the “Company”)
Form 10-K for Fiscal Year Ended December 28, 2008
Filed March 13, 2009
File No. 000-32233

Dear Mr. Morrill,

We are responding to the written comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the Staff’s letter dated October 30, 2009 (the “Comment Letter”).

This letter, which has also been filed electronically with the Commission, contains the Company’s responses to the Staff’s comments. The text of the Staff’s comments has been included in this letter in italics for your convenience, and we have numbered the paragraphs below to correspond to the numbering of the Comment Letter.

Form 10-K for the Fiscal Year Ended December 28, 2008

Business

1.           Comment: You refer frequently to Starbucks as your largest competitor.  We note from the sketch that you provide for Mr. Baldwin at page 4 of your most recent definitive proxy statement that he has served as your director since 1971, the same year he co-founded Starbucks.  In light of Item 101(a) of Regulation S-K, please provide appropriate disclosure regarding all of your past and any current material affiliations with Starbucks.  With a view toward disclosure, also tell us when Mr. Baldwin’s affiliation with Starbucks ended, or disclose any continuing affiliation he has with Starbucks.

Response:  In 1971, Mr. Baldwin co-founded Starbuck’s Coffee Company, which acquired Peet’s Coffee & Tea, Inc. in 1984.  In 1987, Starbuck’s Coffee Company sold its Starbuck's retail stores, its roasting plant and the Starbuck's brand to Il Giornale Coffee Company (which later became the Starbucks Corporation) and changed its name to Peet’s Coffee & Tea, Inc.  Mr. Baldwin remained with Peet’s after the 1987 transaction, and, although he was initially a director of Il Giornale Coffee Company, he has had no affiliation with Starbucks Corporation or Il Giornale Coffee Company since his resignation in 1988. Given that these events occurred over 20 years ago, we believe no additional disclosures are necessary.

2.           Comment: We note that you “purchase only Arabica coffee beans” and that you “have access to some of the highest quality coffee beans from the finest estates and growing regions around the world.” Pursuant to Item 101(c)(1)(iii) of Regulations S-K, expand your disclosure regarding the sources and availability of these coffee beans.  While you provide a general discussion here and elsewhere, it is unclear whether you obtain a significant percentage of your supply from one or a few suppliers or geographic regions.

Response:   In response to the Staff’s comment, we propose to include the following additional disclosure in our next Annual Report on Form 10-K:

We procure coffee from 23 different countries, with a large percentage of coffee coming from Central and South America, and over 30 different exporters, brokers and growers

On a supplemental basis for the Staff’s information, we do not believe that any one supplier is irreplaceable.  Similarly, we do not believe that a disruption in any one country would have a material impact on our ability to purchase coffee to our quality standards.

3.           Comment: Discuss any material agreements or the methods you use to purchase your coffee bean requirements, and file any material contracts as exhibits pursuant to Item 601(b)(10) of Regulation S-K.  In that connection, we note your disclosure at page 18 regarding having fixed your price on 95% of coffee costs in 2009, as well as the related tabular disclosure at page 24.  Update your disclosure as appropriate in the related discussions under Risk Factors and MD&A.

Response:  We respectfully note that none of our coffee purchase contracts are material.  As disclosed in our Annual Report on Form 10-K, we primarily purchase coffee through fixed price commitments placed on a purchase order basis with established coffee brokers. As of December 28, 2008, we had 476 individual fixed and unfixed price coffee commitments placed with over 30 vendors, none of which was material to the Company on an individual basis.

Risk Factors, page 7

4.           Comment:  We note the disclosure regarding earthquake risks at pages 10-11 under the caption “Because we have only one roasting facility.” Provide a new risk factor that identifies the earthquake risk in the caption.  Also ensure that you eliminate from your Risk Factors section text that mitigates the risk you present, including for example suggestions that your earthquake insurance coverage may suffice and your belief that your reserve methodology is appropriate.  You may provide the additional and related disclosure elsewhere in your document, as appropriate.

Response:  In response to the Staff’s comment, we propose to revise the subject risk factor to eliminate mitigating language and add a separate risk factor, as follows, that identifies the earthquake risk in its caption in our next Annual Report on Form 10-K and in our Registration Statement on Form S-4 relating to our pending acquisition of Diedrich Coffee, Inc., which we expect to file within the next week.  In addition, we will review and revise as appropriate our risk factors to eliminate mitigating statements.

A significant interruption in the operation of our roasting and distribution facilities could potentially disrupt our operations.

We currently have only one roasting and distribution facility. A significant interruption in the operation of our roasting and distribution facility, whether as a result of a natural disaster or other causes, could significantly impair our ability to operate our business.  Since we only roast our coffee to order, we do not carry inventory of roasted coffee in our roasting plant. Therefore, a disruption in service in our roasting facility would significantly impact our sales in our retail and specialty channels almost immediately.

A major earthquake could seriously disrupt our entire business.

Our roasting and distribution facility and several of our stores are located near several major earthquake faults in the San Francisco Bay area. The impact of a major earthquake in the San Francisco Bay area on our facilities, infrastructure and overall operations is difficult to predict, and an earthquake could seriously disrupt our entire business. Our insurance may not adequately cover our losses and expenses in the event of an earthquake.  As a result, a major earthquake in the San Francisco Bay area could not only seriously disrupt our business but may also lead to substantial losses.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18

5.           Comment: Provide us with your independent third party source for the 12% growth in specialty coffee dollars spent in the past year, as you suggest at page 18.  Support your characterization at page 19 of Vistar as the “largest office coffee distributor in the United States,” and file any material agreement with Vistar as an exhibit to the Form 10-K. Also disclose the material terms of the Vistar partnership.

Response:  We subscribe to a data service provided by Information Resources, Inc. (IRI), which is the best source that we have for coffee category data. IRI is a company that collects scan data from grocery stores across the country that tabulates all items that are scanned in the registers of these stores.  The IRI results for 2008 indicate that the total specialty coffee category in grocery stores grew 11.8% from $818.3 million in 2007 to $914.9 million in 2008.  Upon request, we would be happy to provide this report to the Staff on a supplemental basis.

We based our characterization of Vistar as the largest office coffee distributor in the United States  based on perception in the industry and industry knowledge that they are the only national master distributor to the office coffee distributor network.  In response to the Staff’s comment, to the extent we make reference to Vistar in future filings, we will not refer to them as the largest coffee distributor in the United States.  The office coffee distribution channel represented only 2.9% of our total net revenues for the year ended December 28, 2008, and we do not anticipate that percentage increasing in the foreseeable future. We highlighted the distributorship in our overview because it is a component of our strategy to expand in multiple distribution channels nationally and was an infrastructure improvement to streamline operations.  However, based on the net revenues generated by our office coffee distribution channel in general and the Vistar relationship in particular, we determined that our agreement with Vistar was not a material contract.

6.           Comment: Please indicate whether there are any off-balance sheet arrangements as to which disclosure is required pursuant to Item 303(a)(4) of Regulation S-K.  If none, please so state.

Response:  In response to the Staff’s comment, we propose to indicate in our next Annual Report on Form 10-K whether there are any off-balance sheet arrangements as to which disclosure is required pursuant to Item 303(a)(4) of Regulation S-K.  For the year ended December 28, 2008, there were none.

2008 (52 weeks) Compared with 2007 (52 weeks), page 21

7.           Comment: We note that at the end of 2008, approximately 8,200 grocery stores were selling Peet’s coffee. Please discuss any material relationships with the various grocery store chains in which you sell your products.  Describe the nature of any agreements entered into with the grocery store chains, if material, and file as exhibits any material supply or purchase agreements.

Response:  There are no material agreements with the grocery store chains.  Each purchase is through our direct store delivery selling and distribution system whereby our sales representative creates individual sales transactions for coffee sold into the stores on a daily basis using a price list in effect at the time.   We have no long-term contracts with any of our grocery customers; therefore, all grocery customers can stop ordering coffee from Peet’s at any time and, conversely, we can stop selling coffee to any or all of our grocery customers at any time.

Controls and Procedures, page 28

8.           Comment: At page 29, you indicate that management concluded that your internal control over financial reporting was effective as of December 28, 2008.  Clarify in that regard whether the ICFR was effective at the “reasonable assurance” level to which you refer at page 28.

Response:  In response to the Staff’s comment, we propose to revise the conclusion of Management’s Report on ICRF to the following (if true) in future filings:

Based on our evaluation under the COSO framework, our management concluded that our internal control over financial reporting was effective to the reasonable assurance level as of [the applicable year end].

Item 10. Directors, Executive Officers and Corporate Governance, page 30

9.           Comment: Please provide the information required by Item 401(e)(1) of Regulation S-K for all named executive officers, including Mr. Grimes.  We note that you provided disclosure for Mr. Grimes in your prior year’s Form 10-K.

Response:  Mr. Grimes is nearing retirement. Although he is still an active member of management, his policy-making responsibilities have been scaled down  in anticipation of his departure and therefore the Board determined  that he was no longer an executive officer or Section 16 officer for the 2009 fiscal year.

10.           Comment: Also ensure that the sketches cover the complete five year period, eliminating any gaps or ambiguities with regard to time or positions held.  In that regard, we refer you to the sketches that appear in the definitive proxy statement for Messrs. Deno and Linton.

Response:  In response to the Staff’s comment, we propose to address the gaps in Messrs. Deno’s and Linton’s biographies by adding the following sentences to their respective biographies in our next definitive proxy statement and in our Registration Statement on Form S-4:

* Mr. Deno was not employed between February 2006 and August 2006.

* Mr. Linton has been a consultant, advisor and columnist for Forbes.com since March 2009. Mr. Linton was not employed between August 2006 and December 2006.

Listing of Exhibits, page 31

11.           Comment: In each case, identify the precise filing or amendment containing the current version of the document which you are incorporating by reference.  The footnote reference to the Form S-1, “as subsequently amended,” is not sufficiently precise.

Response:  In response to the Staff’s comment, we propose to include a revised exhibit list reflecting the required specificity in our next Annual Report on Form 10-K, and we will also include such a revised exhibit list on our Registration Statement on  Form S-4.

* * * * *
We acknowledge that:
•	The company is responsible for the adequacy and accuracy of the disclosures in the filings;
•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	The company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (510) 594-2100 if you have any questions or would like additional information regarding this response letter or our public filings.

Sincerely,

/s/ Tom Cawley

Thomas P. Cawley
Chief Financial Officer

cc:	Patrick J. O’Dea, Chief Executive Officer and President
Robin Riske, Controller
Gian-Michele a Marca, Cooley Godward llp